Exhibit 99.1

INTERVAL LEISURE GROUP TO ACQUIRE STARWOOD HOTELS AND RESORTS’ VACATION OWNERSHIP BUSINESS TO CREATE LEADING, INTEGRATED SHARED OWNERSHIP COMPANY

Combined Company’s Scale, Financial Strength, and Complementary Product Portfolio will Position it as a Leader in Rapidly Consolidating Industry

Enhanced Financial Profile, with Substantial Free Cash Flow to Fund Future Growth

Uniquely Positioned as Exclusive Global Licensee of Three of the Top High-Quality

Vacation Ownership Brands

Opportunities for Substantial, Achievable Cost Savings and Revenue Synergies

Starwood Vacation Ownership Executive Team will Continue to Lead Vistana Signature Experiences

Interval Leisure Group and Starwood to Host Conference Call and Webcast Today at 8:00 A.M. ET

MIAMI, FLA and STAMFORD, CONN. — October 28, 2015 — Interval Leisure Group (Nasdaq: IILG) (“ILG”), and Starwood Hotels and Resorts Worldwide, Inc. (NYSE: HOT) (“Starwood”) today announced that the Boards of Directors of both companies have unanimously approved a definitive agreement under which a wholly owned subsidiary of ILG will acquire and then merge with and into Vistana Signature Experiences (“Vistana”). The combination, which will follow completion of the planned spin-off of Vistana from Starwood announced on February 10, 2015, has a total value to Starwood of approximately $1.5 billion.

Vistana is a leading developer marketer and manager of 22 high-end vacation ownership resorts with more than 220,000 owners and a world-class team of more than 5,000 associates. As a result of this merger, the combined company will have a more diverse portfolio and a strengthened position as a leader in the vacation ownership industry with an expansive portfolio of approximately 200 managed resorts encompassing over 500,000 owners. The merger will bolster ILG’s vacation ownership portfolio by adding worldwide exclusive rights to use the Sheraton® and Westin® brands in vacation ownership, while allowing Sheraton Vacation Club and Westin Vacation Club owners to continue enjoying access to the Starwood Preferred Guest (SPG) program. In addition, ILG provides memberships to nearly two million consumer families through Interval International, one of its major operating businesses. The combined company will have the scale, global reach, assets, inventory, and sales and marketing infrastructure to support increased growth. It will also have an enhanced financial profile, with a strong balance sheet and substantial free cash flow from recurring fee-for-service revenues to drive sales and earnings growth.

“This transformational transaction creates significant value for the shareholders of both companies and positions us at the forefront of a rapidly evolving industry,” said Craig Nash, Chairman, President and CEO of ILG. “By bringing together ILG and Vistana, two companies with long histories of hospitality brand stewardship and leadership, we are creating a company with strong positions from which to offer highly attractive and complementary product offerings. We will continue to grow our full suite of brands, including Hyatt Residence Club, Sheraton Vacation Club and Westin Vacation Club, and the combined company will maintain an enhanced portfolio of properties, services and expertise to provide guests with the top, high-quality vacation ownership brands and best vacation experiences in the industry. In addition, with an even more diverse offering of leading properties and broader geographic reach and scale, ILG will strengthen its competitive position and ability to capitalize on revenue and profit growth opportunities over time. This combination further reinforces ILG’s balance sheet and conservative leverage profile so we may continue to prudently grow the business.”

Mr. Nash added, “We have a 15-year history of working with Vistana, and we look forward to continuing to collaborate with Vistana’s talented and experienced management team and associates as we seamlessly integrate our two companies.”

“We are delighted with this transaction and we have great respect for Craig, the ILG team and the company’s culture. We believe that this combination will create more value for our shareholders than a standalone path. Not only are the economics better, but being part of a larger organization ensures more growth opportunities for the business and our associates,” said Adam Aron, Starwood’s Chief Executive Officer on an interim basis.

Thomas Mangas, Chief Financial Officer of Starwood, added, “This is a financially compelling transaction which will result in a more diversified and recurring revenue mix for Starwood shareholders across a vertically integrated timeshare and exchange business. Vistana will be both complementary and core to the ILG organization, and we’re confident ILG will be an exceptional steward of Starwood’s well-respected brands. While Starwood has been focused on executing an asset-light strategy across the company, Vistana will benefit from ILG’s commitment to invest in new properties to drive increased growth.  This transaction will better position the combined company for greater long-term growth, which will in turn create exciting opportunities for our teams.”

Substantial Financial & Strategic Benefits

•                 Stronger Financial Profile to Drive Growth(1):

Last twelve months ended June 30, 2015

(in millions)	ILG(2)	Vistana(3) Pro Forma
Revenue	$672	$923
Adjusted EBITDA	$180	$125

(1) The financial information in the tables above reflects historical, stand-alone results of ILG and Vistana and does not reflect any synergy or other adjustments with respect to the proposed combination. There can be no assurance that either ILG, Vistana or the combined businesses will be able to continue to generate the financial results described above. See “Cautionary Language Concerning Forward-Looking Statements” below for additional factors that could affect the financial results of ILG, Vistana and the combined businesses.

(2) Derived from ILG SEC filings. See Adjusted EBITDA reconciliation table on p. 10.

(3) Derived from the pro forma data in Vistana’s Form 10 filed September 22, 2015. Includes $3 million related to financings that may or may not be incurred, as well as approximately $4 million of non-cash compensation.  Adjusted EBITDA consistent with ILG’s calculation would be $129 million, excluding $4 million of non-cash compensation. See Adjusted EBITDA reconciliation table on p. 9.

The combination will bring together ILG’s recurring fee-for-service revenues from its stable membership and exchange businesses and Vistana’s attractive pipeline of new vacation ownership projects, expansions and conversions, creating a company with greater scale and an enhanced long-term growth and free cash flow profile.  The combined company will be uniquely positioned to pursue additional growth opportunities globally.

•                  A Leading Vacation Ownership Company with Complementary Product Offerings: As a leader in the vacation ownership industry, the combined company will have a balanced portfolio of high-end high quality brands. In the exchange and rental business this includes Interval International which provides memberships to nearly two million consumer families and offers vacation exchange through its network of 2,900 resorts in 80 countries. The vacation ownership business will include the Sheraton Vacation Club, Westin Vacation Club and Hyatt Residence Club brands, as well as the largest independent management portfolio of resorts in this space.

•                  Improved Financial Strength and Flexibility: The combined company will have a strong balance sheet with substantial debt capacity to support future growth opportunities, both organically and through potential acquisitions. Following completion of the transaction, the combined company is expected to have approximately 1.5x net debt to Adjusted EBITDA, excluding securitizations, and a significant portfolio of receivables available for securitizations to fund growth initiatives.

•                  Significant Cost Savings and Revenue Synergies: The transaction is expected to provide the opportunity for meaningful cost savings and revenue synergies, which are estimated to reach approximately $21 million three years from the closing of the transaction, and approximately $26 million five years from closing.  These synergies are expected to result from ILG’s global corporate infrastructure, improved utilization of Vistana inventory through existing ILG channels and increased penetration of membership programs to Vistana customers.  The companies expect cost savings will result primarily from efficiencies, rent consolidation and natural attrition.

•                  Enhanced Membership and Exchange Growth Opportunities: The combined company’s enhanced growth profile is expected to be supported by ILG’s membership and exchange business’ proven stability through business cycles.  Vistana has 22 properties in top vacation destinations, and more than 220,000 owners, a vast majority of whom are currently members of Interval International. The combination secures Vistana’s high-demand inventory in the Interval International resort network, strengthening member retention and encouraging additional transactions.  Vistana’s robust sales and marketing distribution capability will provide the combined company with a strong platform for fee-for-service, capital-light sales that would drive enhanced returns.

Transaction Details

The acquisition will be effected through a “Reverse Morris Trust” transaction pursuant to which Vistana, a wholly-owned subsidiary of Starwood is expected to be distributed tax-free to Starwood shareholders and simultaneously merge with a wholly-owned subsidiary of ILG, with Vistana remaining as a wholly-owned subsidiary of ILG.  The combination will result in Starwood shareholders owning approximately 55% of the combined company on a fully diluted basis, with existing shareholders of ILG owning approximately 45% of the combined company.  Following completion of the transaction, ILG expects to continue its current dividend policy.

The transaction values Vistana at approximately $1.5 billion based on ILG’s 20-day volume weighted price as of October 26, 2015, including an estimated $132 million cash distribution to be funded in connection with the merger. The cash distribution and expenses associated with the transaction are expected to be financed with new borrowings by Vistana.

In connection with the transaction Vistana will enter into an 80-year exclusive global license agreement for the use of the Westin and Sheraton brands in vacation ownership in addition to the non-exclusive license for the existing St. Regis and The Luxury Collection vacation ownership properties. Under the terms of the license agreement, Starwood will receive an annual base royalty fee of $30 million plus 2% of vacation ownership interest sales.

The merger is expected to be tax-free to Starwood shareholders and is anticipated to close in the second quarter of 2016, subject to customary closing conditions, including regulatory and ILG shareholder approvals. Liberty Interactive Corporation and certain ILG executive officers have entered into voting and support agreements in favor of the transaction, representing approximately 31% of ILG’s shares outstanding.

Governance, Leadership Team and Headquarters

Upon the closing of the merger, ILG’s Board of Directors will consist of 13 directors: nine current ILG directors and four Starwood director appointees.

ILG’s management team will retain their current positions, with Craig M. Nash continuing to serve as Chairman and CEO of the combined company, Jeanette Marbert as Chief Operating Officer and William Harvey as Chief Financial Officer.  Vistana’s executive team, including Stephen G. Williams, Chief Operating Officer, and Heather McGill, Chief Financial Officer, will continue to lead Vistana.

Following the completion of the transaction, ILG will remain headquartered in Miami, Florida, and the Vistana business will remain headquartered in Orlando, Florida.

Advisors

Moelis & Company is serving as ILG’s financial advisor. Weil, Gotshal & Manges LLP is serving as legal counsel to ILG. Citigroup and Credit Suisse are serving as financial advisors to Starwood. Latham & Watkins LLP is serving as legal counsel to Starwood.

Conference Call

The two companies will host a joint conference call today at 8:00 A.M. Eastern Daylight Time to discuss this transaction, with access via the Internet and telephone. Investors and analysts may participate in the live conference call by dialing (888) 747-8864 (toll-free domestic) or (443) 957-1870 (international); Conference ID: 69619181. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for 14 days via telephone starting approximately two hours after the call ends. The replay can be accessed at (800) 585-8367 (toll-free domestic) or (404) 537-3406 (international); Conference ID: 69619181. The webcast will be archived on ILG’s website for two weeks after the call. A transcript of the call will also be available on the website.

About ILG

ILG is a leading global provider of non-traditional lodging, encompassing a portfolio of leisure businesses from exchange and vacation rental to vacation ownership. In its exchange and rental segment, Interval International and Trading Places International (TPI) offer vacation exchange and travel-related products to more than 2 million member families worldwide, while Hyatt Residence Club provides exchanges among its branded resorts in addition to its participation in the Interval Network. Aqua-Aston Hospitality provides hotel and condominium rentals and resort management. In its vacation ownership segment, Vacation Resorts International, VRI Europe, Hyatt Vacation Ownership (HVO) and TPI provide management services to timeshare resorts and clubs, as well as homeowners’ associations. HVO also sells, markets, and finances vacation ownership interests. ILG through its subsidiaries independently owns and manages the Hyatt Residence Club program and uses the Hyatt Vacation Ownership name and other Hyatt marks under license from affiliates of Hyatt Hotels Corporation. Headquartered in Miami, Florida, ILG has offices in 16 countries and approximately 6,000 employees. For more information, visit www.iilg.com.

About Starwood

Starwood is one of the leading hotel and leisure companies in the world with more than 1,200 properties in some 100 countries and more than 180,000 employees at its owned and managed properties. Starwood is a fully integrated owner, operator and franchisor of hotels, resorts and residences with the following internationally renowned brands: St. Regis®, The Luxury Collection®, W®, Westin®, Le Méridien®, Sheraton®, Four Points® by Sheraton, Aloft®, and Element®. The Company boasts one of the industry’s leading loyalty programs, Starwood Preferred Guest (SPG®), allowing members to earn and redeem points for room stays, room upgrades and flights, with no blackout dates. Starwood also owns Starwood Vacation Ownership, Inc., a premier provider of world-class vacation experiences through villa-style resorts and privileged access to Starwood brands. For more information, please visit www.starwoodhotels.com.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG, Vistana and Starwood and are subject to significant risks and uncertainties outside the control of ILG and Starwood.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) the ability to achieve our estimate of future inventory yield, (9) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (10) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (11) lack of available financing for, or insolvency or consolidation of developers, (12) decreased demand from prospective purchasers of vacation interests, (13) travel related health concerns, (14) ILG’s ability to compete effectively and successfully and to add new products and services, (15) ILG’s ability to successfully manage and integrate acquisitions, (16) the occurrence of a termination event under the master license agreement with Hyatt, (17) ILG’s ability to market vacation ownership interests successfully and efficiently, (18) impairment of ILG’s assets, (19) the restrictive covenants in ILG’s revolving credit facility and indenture; (20) business interruptions in connection with ILG’s technology systems, (21) the ability of managed homeowners associations to collect sufficient maintenance fees, (22) third parties not repaying advances or extensions of credit, (23) fluctuations in currency exchange rates and (24) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s, Starwood’s and Vistana’s filings with the U.S. Securities and Exchange Commission. None of ILG, Starwood or Vistana is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Non-GAAP Financial Information

This press release includes certain non-GAAP financial measures, such as Adjusted EBITDA. We believe that these non-GAAP measures are useful to investors in order to provide a better understanding of our operating performance. We do not use these non-GAAP financial measures for any purpose other than the reasons stated above.  Adjusted EBITDA is not intended to represent cash flow from operations as defined by GAAP and such metric should not be considered as an alternative to net income, cash flow from operations or any other performance measure prescribed by GAAP.  Our calculation of Adjusted EBITDA may be different from the calculations used by other companies and, therefore, comparability may be limited.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website.  Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

CONTACTS

For Interval Leisure Group, Inc.:

Media Contacts

Interval Leisure Group (ILG)

Chris Boesch, Corporate Communications
305-925-7267
Chris.Boesch@iilg.com

Joele Frank, Wilkinson Brimmer Katcher

Kelly Sullivan / James Golden

212-355-4449

Investor Contact

Interval Leisure Group (ILG)

Lily Arteaga

305-925-7302

Lily.arteaga@iilg.com

For Starwood Hotels and Resorts Worldwide, Inc.:

Media Contacts

Starwood Hotels and Resorts Worldwide

K.C. Kavanagh                                                            Carrie Bloom

866-478-2777                                                                  203-964-5755

Sard Verbinnen & Co

Stephanie Pillersdorf / Robin Weinberg

212-687-8080

Investor Contact

Starwood Hotels and Resorts Worldwide

Stephen Pettibone

203-351-3500

VISTANA NON-GAAP RECONCILIATION TABLE

$ in millions

	Twelve Months Ended,
	December 31, 2014	June 30, 2015

Adjusted EBITDA(5)	$158	$170
Non-cash compensation expense	(4)	(4)
Other non-operating income (expense), net	—	—
Acquisition related and restructuring costs	—	—
Royalty Fees	(36)	(36)
Management Fees	(2)	(2)
Expenses for Credit Facilities	(4)	(3)
Other special items	—	—
Pro-forma adjusted EBITDA(6)	112	125
Amortization expense of intangibles	—	—
Depreciation expense	(38)	(38)
Percentage of completion deferral	(1)	6
Residential	12	1
Add: Royalty Fees	36	36
Add: Management Fees	2	2
Add: Expenses for Credit Facilities	4	3
Less: Net income attributable to noncontrolling interests	—	—
Less: Other non-operating income (expense), net	—	—
Equity in earnings of unconsolidated entities	(1)	(1)
Operating income	126	134
Interest income	—	—
Interest expense	—	—
Other non-operating income (expense), net	—	—
Equity in earnings of unconsolidated entities	1	1
Income tax provision	(52)	(54)
Net income	75	81
Net income attributable to noncontrolling interests	—	—
Net income attributable to common stockholders	$75	$81

(5) Adjusted EBITDA excludes if applicable the impact of our restructuring charges/(credits), losses/(gains) on asset dispositions, impairments, the deferral adjustment associated with percentage of completion accounting guidelines reflecting its impact on our GAAP revenues and expenses, the operations of our residential business and non-cash compensation.

(6)  Pro-forma adjusted EBITDA includes the impact of the pro-forma adjustments related to our royalty fees, management fees and credit facilities fees.

ILG NON-GAAP RECONCILIATION TABLE

$ in thousands

	Twelve Months Ended,
	December 31, 2014	June 30, 2015

Adjusted EBITDA(7)	$175,140	$179,694
Non-cash compensation expense	(11,363)	(12,817)
Other non-operating income (expense), net	2,012	3,544
Acquisition related and restructuring costs	(7,058)	(5,135)
Other special items	—	(171)
EBITDA	158,731	165,115
Amortization expense of intangibles	(12,301)	(13,455)
Depreciation expense	(15,712)	(16,640)
Less: Net income attributable to noncontrolling interests	3,018	2,018
Less: Other non-operating income (expense), net	(2,012)	(3,544
Equity in earnings in unconsolidated entities	(4,630)	(7,079)
Operating income	127,094	126,415
Interest income	412	856
Interest expense	(7,149)	(12,924)
Other non-operating income, net	2,012	3,544
Equity in earnings in unconsolidated entities	4,630	7,079
Income tax provision	(45,051)	(44,194)
Net income	81,948	80,776
Net income attributable to noncontrolling interest	(3,018)	(2,018)
Net income attributable to common stockholders	$78,930	$78,758

(7) Adjusted EBITDA is defined as EBITDA, excluding, if applicable: (1) non-cash compensation expense, (2) acquisition related and restructuring costs, (3) other non-operating income and expense, and (4) other special items. The Company’s presentation of Adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.